                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 11 - K


[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934 for the fiscal year ended DECEMBER 31, 1998

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to_____________

Commission file number 1 - 5542


                           DEXTER MAGNETIC'S EMPLOYEE
                          RETIREMENT INCOME TRUST PLAN
                              (Full title of plan)

                               Dexter Corporation
                                 One Elm Street
                             Windsor Locks, CT 06096
           (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

REQUIRED INFORMATION

The Dexter Magnetic's Employee Retirement Income Trust Plan ('Plan') is subject to the Employee Retirement Income Security Act of 1974 ('ERISA'). Therefore, attached hereto, in lieu of the requirements of Items 1 - 3 of Form 11 - K, are the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA.


EXHIBIT

Designation    Description                               Method of Filing
-----------    -----------                               ----------------
Exhibit 23     Consent of PricewaterhouseCoopers LLP,    Filed with this report
               Independent Public Accountants

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Dexter Corporation, the plan administrator of The Dexter MERIT Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             THE DEXTER MAGNETIC'S EMPLOYEE
                                             RETIREMENT INCOME TRUST PLAN


Date:  June 29, 1999                          /s/ Lawrence D. McClure
     ----------------                        ---------------------------------
                                             Lawrence D. McClure
                                             Dexter Corporation
                                             Plan Administrator

DEXTER MAGNETIC'S
EMPLOYEE
RETIREMENT INCOME
TRUST PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


                                                                            PAGE
                                                                            ----
Report of Independent Accountants                                             1

Financial Statements

  Statement of Net Assets Available for Benefits at December 31, 1998
    and 1997                                                                  3

  Statement of Changes in Net Assets Available for Benefits for the
    years ended December 31, 1998 and 1997                                    4

Notes to Financial Statements                                                 5

Supplemental Schedules
  Line 27(e)  - Schedule of Nonexempt Transactions
      for the year ended December 31, 1998                                   16

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Plan Administrator of the Dexter Magnetic's Employee Retirement Income Trust Plan

We have audited the accompanying statement of net assets available for plan benefits of Dexter Magnetic's Employee Retirement Income Trust Plan (the "Plan") at December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Fleet National Bank, the trustee of the Plan assets during 1997, and transactions in those assets were excluded from the scope of our audit of the Plan's financial statements at and for the year ended December 31, 1997, except for comparing the information provided by the trustee, which is summarized in Note 7, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements at December 31, 1997 and for the year then ended. The form and content of the information included in the 1997 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the 1998 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998, and changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements at December 31, 1998 and for the year then ended was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of nonexempt transactions for the year ended December 31, 1998 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1998, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP


June 8, 1999
Springfield, Massachusetts

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                                         1998           1997
                                                         ----           ----
ASSETS
Investment in Master Trust, at fair value            $33,967,216     $26,737,914
Loans to participants                                         --         357,847

Contributions receivable
   Employer                                            1,069,849       1,496,474

Other                                                         --          10,347
                                                     -----------     -----------
      Total assets                                    35,037,065      28,602,582


Accrued administrative expenses                               --          17,985
                                                     -----------     -----------
      Net assets available for benefits              $35,037,065     $28,584,597
                                                     ===========     ===========

  The accompanying notes are an integral part of these financial statements.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                                           1998          1997
                                                           ----          ----
Additions to net assets attributed to
   Contributions
     Employer                                          $ 1,069,849   $ 1,496,474
     Employee                                              355,021            --
   Interest and dividend income                                 --        25,648
   Net appreciation of the master trusts                 6,073,130     4,972,952
                                                       -----------   -----------
                                                         7,498,000     6,495,074
                                                       -----------   -----------
Deductions from net assets attributed to
   Benefits paid directly to participants or
     their beneficiaries                                   979,885     2,067,528
   Administrative expenses                                  65,635       107,125
   Other                                                        12            --
                                                       -----------   -----------
                                                         1,045,532     2,174,653
                                                       -----------   -----------
        Net increase                                     6,452,468     4,320,421

Net assets available for benefits, beginning of year    28,584,597    24,264,176
                                                       -----------   -----------
Net assets available for benefits, end of year         $35,037,065   $28,584,597
                                                       ===========   ===========

  The accompanying notes are an integral part of these financial statements.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN AND NATURE OF OPERATIONS

   The following is a general description of Dexter Magnetic's Employee Retirement Income Trust Plan (the Plan). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   GENERAL

   The Plan is a defined contribution plan covering all full-time employees of Dexter Magnetic Technologies, Inc. Formerly, the Permag Corporation's Plan was the Permag Employees Retirement Trust and has now been restated effective as of January 1, 1998 to be Dexter Magnetic's Employee Retirement Income Trust Plan, maintained for the benefit of eligible employees of Dexter Magnetic Technologies, Inc. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code".) The Plan was amended and restated as of October 1, 1998 to allow for amended plan provisions and additional investment options.

   PLAN ADMINISTRATOR

   Dexter Corporation (the Company) is the administrator of the Plan. Among the responsibilities of the Company as administrator are to calculate employer contributions, to determine financial hardship for participant withdrawals and to make such rules and regulations as it maybe deem necessary to carry out the provisions of the Plan. All administrative fees are paid from the assets of the Plan.

   ELIGIBILITY

   Each eligible employee becomes a participant in the Plan on the first day of the month following the date the employee completes one year of eligibility service; however, with respect to pre-tax and voluntary after tax contributions, an eligible employee shall be deemed to be a participant on the first day of the month immediately following enrollment in the Plan. Enrollment is permitted at any time following a participant's date of hire.

   CONTRIBUTIONS

   The Company contribution to the Plan each plan year varies according to profits (generally, 7-10% of the Plan's eligible earnings). The contribution by the Company is remitted annually to the trustee. Payment is usually made on or before the due date of the Company's federal income tax return, including extensions thereof.

   Participants may make elective contributions to the Plan either on a pre-tax or after-tax basis; however, total after-tax participant contributions are limited to up to 15% of a participant's compensation during plan year. Participant contributions are also subject to certain requirements, including Sections 401(k), 401(m), 402(g) and 415(d) of the Code.

   PARTICIPANT'S ACCOUNTS

   Each participant's share of the allocation of the Company's contribution and forfeitures of nonvested interest of former participants is allocated to his or her account based on the individual's compensation paid during the plan year. However, participants who do not have at least 1,000 hours of service during such plan year or who are not employed by the Company on the last day of the plan year are generally ineligible to share in the allocation.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

   At any time, a participant may direct the Plan's trustees to invest the value of his or her account and future contributions in Spartan U.S. Equity Index Fund, Managed Income Portfolio (MIP) II, Dexter Corporation Stock Fund, Small Cap Selector, Diversified International Fund, Puritan Fund, Equity-Income Fund, Blue Chip Growth Fund, Aggressive Growth Fund, and PIMCO Total Return Fund.

   Daily the yield (interest, dividends and net realized and unrealized gains and losses) on investments is allocated to each participant's account in accordance with the ratio of the value of a participant's account to the value of fund(s).

   VESTING

   The Company's portion of a participant's account shall become fully vested upon (a) attaining the age of 65, (b) death, (c) termination of employment due to permanent disability, (d) completion of four years of vesting service (three years for employees hired prior to January 1, 1998), or (e) discontinuance of contributions by the Company or partial or complete termination of the Plan. Employee elective pre-tax and after-tax contributions are immediately fully vested.

   If a participant separates from the Company before becoming fully vested, nonvested matching contributions will be forfeited. These forfeitures will be applied toward Company contributions.

   PAYMENT OF BENEFITS

   Each participant is eligible to receive payment of his or her account upon normal retirement, age 55, or deferred retirement. There are also provisions for distributions upon a participant's early retirement, late retirement, termination of employment, death benefits, or disability.

   Each participant may elect distribution of his or her account in a single lump sum or a payment each year in periodic cash installments, of an amount equal to 10% a year over a ten year period. However, all amounts credited to a participant's account on or after July 1, 1992 shall be paid in the form of a single lump sum, and the installment option shall not be available. Once a participant attains age 70-1/2, however, the participant must take substantially equal installments over a period not to exceed the participant's life expectancy.

   Any portion of a participant's account which is vested in Dexter Corporation common stock may be received, when eligible, in whole shares of stock (with any fractional shares in cash), in cash, or in some combination of shares of stock and cash as elected by the participant.

   WITHDRAWALS AND LOANS

   A participant may withdraw all or any portion of his or her account balance resulting only from his or her contributions (exclusive of earnings in pre-tax contributions). Additionally, a participant may request to withdraw up to 50% for his or her Company contributions once fully vested. Withdrawals are subject to participant's proof of hardship due to an immediate and heavy financial need as further provided in the Plan. The determination of financial hardship and the amount withdrawn shall be made by the Plan Administrator in accordance with nondiscrimination standards applied uniformly to all participants similarly situated.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

   Participants may also obtain loans from the Plan. A participant may have no more than two loans outstanding at any time. The total of all loans outstanding generally shall not exceed the lesser of 50% of the participant's vested interest in his or her account or $50,000. Interest is charged on the outstanding loan balance at a rate in accordance with the loan policy and subject to uniform and nondiscriminatory rules as established by the Plan Administrator.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   USE OF ESTIMATES

   The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amount of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   RISKS AND UNCERTAINTIES

   The plan provides for investment options in various funds of a master trust which hold any combination of stocks, bonds, fixed income, and other investment securities. Investment securities are exposed to interest rate, market, credit and other risks. Due to the uncertainty related to changes in these factors, it is at least reasonably possible that changes in the value of investments in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

   PAYMENT OF BENEFITS

   Benefits are recorded when paid.

   INVESTMENT VALUATION

   All assets are valued as of the last business day of the year according to the following methods:

   INVESTMENT IN MASTER TRUST

   Fleet National Bank held certain assets of the Plan and other employee benefit plans of Dexter Corporation, the Parent of the Company, in a Master Trust (the "Fleet Master Trust") through July 31, 1998. On August 1, 1998, the Fleet Master Trust assets for all defined contribution plans were transferred to Fidelity Management Trust Company ("Fidelity Master Trust".) The allocable portion of the assets and related income of the master trusts are included in these financial statements.

   Approximately fifteen percent of the assets of the Fidelity Master Trust are owned by the Trust at December 31, 1998 (approximately ten percent by the Fleet Master Trust at December 31, 1997). In addition to Fleet and Fidelity, other managers act as investment advisors for certain of the combined assets of the master trusts.

   The investment in the master trusts consists of holdings in pooled funds and are valued at fair value as noted below for each type of investment. A unit value for each fund was determined by dividing the outstanding units into the market value of the fund. The unit values were utilized to allocate investment income and the assets to individual participant's accounts.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

   At December 31, 1998 and 1997, investments contained in pooled funds were valued according to the following methods:

      COMMON STOCK

      If listed on a major exchange or traded over-the-counter, the Trust uses the closing price for that exchange. If the stock is traded on more than one exchange, the closing composite price is used.

      CORPORATE BONDS

      Corporate bonds are stated at values determined on the basis of matrix prices received from a third-party broker.

      GOVERNMENT SECURITIES

      The Trust accounting reflects dealer market value quotes at the last business day of the month.

      SHORT-TERM OBLIGATIONS

      Short-term instruments are valued at cost which approximates fair value.

      PARTICIPANT LOANS

      Participant loans are stated at the unpaid principal balance.

      MUTUAL FUNDS

      The fund's net asset value per share is the value of a single share. Fidelity normally calculates the fund's net assets value per share as of the close of business of the New York Stock Exchange.

      MANAGED INCOME PORTFOLIO (MIP) II

      The value of each share is determined on a daily basis by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of outstanding units on each valuation date. Portfolio assets are valued at fair value as determined in good faith by Fidelity.

   OTHER

   The Fleet Master Trust recorded purchases and sales of securities on a settlement date basis. Gain or loss on sales of securities were based on average cost. Dividend income was recorded on the ex-dividend date. The Fidelity Master Trust values transactions daily on a trade date basis. Income from other investments is recorded as earned on the accrual basis.

   The net appreciation in the fair value of investments is presented in the statement of changes in net assets available for benefits under the caption "net appreciation of the master trusts." This amount includes the realized gains and losses, the unrealized appreciation/depreciation on those investments, and dividend and interest income earned.


3. TAX STATUS

   The Internal Revenue Service has determined and informed the Company by a letter dated July 7, 1994 that the Plan as amended through June 3, 1994 is designated in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

4. PLAN TERMINATION

   The Company reserves the right by resolution of its Board of Directors to amend or modify the Plan at any time and for any reason, and also reserves the right by resolution to terminate the Plan at any time for any reason but no such action shall permit any part of the assets of the fund to be used for, or diverted to, purposes other than for the exclusive benefit of participants, retired participants or beneficiaries, or to revert to the Company prior to satisfaction of all the liabilities under the Plan; nor shall such action, except to the extent required to permit the Plan to meet the requirements of the Internal Revenue Code or of any governmental authority, affect adversely, in any way, rights therefore acquired by the participants.

   In the event of full or partial termination of the Plan or the permanent discontinuance of contributions, a distribution of one hundred percent of each participant's share will be made. Distribution may be made, as feasible, to another qualified plan or to an individual retirement account.


5. RECLASSIFICATION

   Certain 1997 amounts have been reclassified to conform with the current year presentation.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

6. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

   VALUATION

   The MIP II fund of the Fidelity Master Trust, in which the Plan participates, invests in five guaranteed investment contracts (GICs) with insurance companies in 1998 (five in the Fleet Master Trust Fixed Income Fund in 1997). Also included in the MIP II Blend fund is the SEI Stable Asset Fund which is a commingled fund consisting of GICs and other investments. These GICs and the SEI Stable Asset Fund are fully benefit-responsive and are included in the Fidelity Master Trust at contract value plus accrued interest. The fair values of the individual contracts have been determined based on market interest rates for interest rate swap agreements of comparable duration for the year ended December 31, 1998 and 1997 and are presented below:

                                              1998
-----------------------------------------------------------------------------------------------------------
                                                                              Contract Value
                                                  Maturity     Crediting         Including          Fair
Issuer                                              Date     Interest Rate   Accrued Interest      Value
John Hancock Mutual Life Insurance Company        12/15/99       7.50%          $ 6,900,854     $ 7,037,358
John Hancock Mutual Life Insurance Company        06/15/99       8.25             3,432,078       3,473,941
Metropolitan Life Insurance Company               06/15/01       6.70             3,316,202       3,316,203
New York Life Insurance and Annuity Corporation   12/15/99       6.35             5,654,207       5,750,004
SEI Stable Asset Fund                             03/13/99       6.16            25,437,398      25,437,389
Fidelity IPL                                        N/A          5.62            16,514,080      16,514,080
                                                                                -----------     -----------
        Total                                                                   $61,254,819     $61,528,975
                                                                                ===========     ===========

                                              1997
-----------------------------------------------------------------------------------------------------------
                                                                              Contract Value
                                                  Maturity     Crediting         Including          Fair
Issuer                                              Date     Interest Rate   Accrued Interest      Value
John Hancock Mutual Life Insurance Company        12/15/99         7.50%        $ 6,419,400     $ 6,596,663
John Hancock Mutual Life Insurance Company        12/15/98         8.25           6,339,647       6,503,876
Metropolitan Life Insurance Company               06/15/01         6.70           3,107,969       3,170,729
New York Life Insurance and Annuity Corporation   09/15/98         7.00           4,108,467       4,136,796
New York Life Insurance and Annuity Corporation   02/15/00         6.35           5,316,603       5,354,718
SEI Stable Asset Fund                             Various         Various        24,627,703      24,505,061
                                                                                -----------     -----------
        Total                                                                   $49,919,789      50,267,843
                                                                                ===========      ==========


   CONCENTRATION OF CREDIT RISK

   Of the guaranteed investment contracts included in the MIP II fund, two (three in the fixed income fund in 1997), which were held with two individual insurance companies at December 31, 1998 and 1997 represent concentrations of credit risk. The total contract values held with each company are approximately $6.9 million and $16.5 million, respectively ($6.4 million, $6.3 million and $5.3 million, respectively at December 31, 1997), and represent 11.1% and 26.5%, respectively, (12.7%, 12.5% and 10.5%, respectively, at December 31, 1997), of the total fair value of the MIP II fund (fixed income fund in 1997). The SEI Stable Asset Fund has a contract value, including accrued interest, of approximately $25.4 million ($24.6 million in 1997) and represents 40.8% (48.6% in 1997) of the total fair value of the MIP II fund (fixed income fund in 1997).

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

7. MASTER TRUST

   Investments and net appreciation from master trusts for The Dexter Corporation Master Trusts and the Plan's allocable portion at December 31, 1998 and 1997 and for the years then ended are as follows:

                                                Investment in Master Trust
                                 -------------------------------------------------------
                                                     December 31, 1998
                                 -------------------------------------------------------
                                                                    Plan's Share of
                                    Fidelity Master Trust        Fidelity Master Trust
                                 ---------------------------   -------------------------
                                  Fair Value        Cost        Fair Value      Cost
Spartan U.S. Equity Index fund   $144,559,480   $136,435,450   $22,672,468   $21,416,650
MIP II                             62,349,051     62,349,051    10,325,758    10,325,758
Dexter Corporation Stock fund       2,224,784      1,907,087        17,404        15,985
Participant Loan fund               4,374,338      4,374,338       792,047       792,047
Small Cap Selector                  5,525,948      5,353,926       115,886       110,293
Diversified International fund      2,426,685      2,519,856        22,504        23,042
Puritan fund                        1,539,278      1,451,542           137           131
Equity - Income fund                  886,202        844,886           137           132
Blue Chip Growth fund               5,502,563      4,769,996        12,494        10,946
Aggressive Growth fund              2,179,539      1,908,378         6,266         5,339
PIMCO Total Return fund             2,479,245      2,548,929         2,115         2,193
                                 ------------   ------------   -----------   -----------
                                 $234,047,113   $224,463,439   $33,967,216   $32,702,516
                                 ============   ============   ===========   ===========

                                          Net Appreciation From Master Trusts
                                    -----------------------------------------------
                                          For the Year Ended December 31, 1998
                                    -----------------------------------------------
                                        Fleet         Fidelity      Plan's Share of
                                    Master Trust    Master Trust     master trusts
Spartan U.S. Equity Index fund      $ 30,494,147    $ 13,458,797      $ 5,357,697
MIP II                                 2,439,406       1,794,340          668,082
Dexter Corporation Stock fund         (2,565,897)        203,524             (834)
Participant Loan fund                    160,191         156,919           41,392
Pension Bond Fund                      2,142,956                               --
Pension Fixed Fund                           538                               --
Small Cap Selector                       267,638         (25,919)           3,620
Diversified International fund           947,107         (92,647)             302
Puritan fund                                             155,327                7
Equity - Income fund                                      68,932                7
Blue Chip Growth fund                                    770,395            1,548
Aggressive Growth fund                                   387,852            1,295
PIMCO Total Return fund                                   15,179               14
                                    ------------    ------------      -----------
                                    $ 33,886,086    $ 16,892,699      $ 6,073,130
                                    ============    ============      ===========

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

                                                INVESTMENT IN FLEET MASTER TRUST
                                    ------------------------------------------------------
                                                        December 31, 1997
                                    ------------------------------------------------------
                                                                       Plan's Share of
                                       Fleet Master Trust            Fleet Master Trust
                                    ---------------------------   ------------------------
                                     Fair Value        Cost        Fair Value      Cost
Equity fund                         $151,553,887   $109,123,219   $18,235,229   $13,129,897
Fixed income fund                     50,692,638     50,692,638
Dexter stock fund                      9,255,185      6,240,802
Participant loan fund                  3,092,826      3,092,826
Money market fund 1997 (safety of
    principal fund 1996)               2,610,032      2,610,032     1,264,032     1,264,032
Pension bond fund                     21,952,225     21,678,206
Pension fixed fund                         9,554          9,554
Permag bond fund                       7,238,653      7,154,946     7,238,653     7,154,946
Small capital stock fund               4,849,734      4,699,045
International stock fund               6,567,574      6,993,935
                                    ------------   ------------   -----------   -----------
                                    $257,822,308   $212,295,203   $26,737,914   $21,548,875
                                    ------------   ------------   -----------   -----------

                                                      NET APPRECIATION FROM
                                                        FLEET MASTER TRUST
                                                --------------------------------
                                                        FOR THE YEAR ENDED
                                                         DECEMBER 31, 1997
                                                --------------------------------
                                                                 PLAN'S SHARE OF
                                                MASTER TRUST       MASTER TRUST
Equity fund                                     $ 34,850,215        $4,236,274
Fixed income fund                                  3,452,216
Dexter Corporation stock fund                      2,580,658
Participant loan fund                                222,688
Money market fund 1997                               133,963            77,982
Pension bond fund                                  2,025,291
Pension fixed fund                                       529
Permag bond fund                                     658,696           658,696
Small capital stock fund                             595,134
International stock fund                            (122,116)
                                                ------------        ----------
                                                $ 44,397,274        $4,972,952
                                                ============        ==========

   INFORMATION CERTIFIED BY TRUSTEE

   The Plan Administrator had elected the method of compliance permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA for the plan year ended December 31, 1997. Accordingly, Fleet National Bank, the trustee of the Plan assets, certified to the Plan Administrator the completeness and accuracy of the fair value of investments and investment transactions of the Master Trust as of and for the year ended December 31, 1997, and investments in the Master Trust included in the Statement of Net Assets Available for Benefits, net appreciation of the Master Trust included in the Statement of Changes in Net Assets Available for Plan Benefits, and the information contained in Notes 2, 7 and 8 concerning accounting policies and investments.

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

   At December 31, 1998, 275 employees were participating in the Plan. Approximate participation by fund as follows:

                                                         NUMBER OF
                                                       PARTICIPANTS
        U.S. Equity Index fund                              243
        MIP II Blend fund                                   268
        Dexter Corporation stock fund                       31
        Participant loan fund                               62
        Select small cap pool fund                          73
        Diversified International fund                      32
        Puritan fund                                        10
        Equity-Income Growth fund                            4
        Blue Chip Growth fund                               37
        Emerging Growth fund                                27
        PIMCO Total Return fund                             15

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
-------------------------------------------------------------------------------

8. AMOUNTS ALLOCABLE TO EACH SEPARATE INVESTMENT FUND

   The changes in net assets available for plan benefits of the various funds for the year ended December 31, 1998 are as follows:

                                              SPARTAN
                                           U. S. Equity                                           Dexter     Small Cap
                                               Index        MIP II     Puritan   Participant   Corporation    Selector
                                                Fund                     Fund     Loan Fund     Stock Fund      Fund
Additions to net assets attributed to
  Contributions
    Employer                                $   635,845   $  225,796    $5,048    $     --       $11,139      $101,853
    Employee                                    184,255       41,096       142          --        16,154        90,140
  Net appreciation of the master trusts       5,357,697      668,082         7      41,392          (834)        3,620
                                            -----------   ----------    ------    --------       -------      --------

                                              6,177,797      934,974     5,197      41,392        26,459       195,613

Deductions from net assets attributed to
  Benefits paid directly to participants
       or their beneficiaries                   471,560      508,325        --          --            --            --
  Administrative expenses                        65,244          375        --          --             2            12
                                            -----------   ----------    ------    --------       -------      --------

                                                536,804      508,700        --          --             2            12

Net transfers                                  (825,978)     364,883        --     422,823           791        20,965
                                            -----------   ----------    ------    --------       -------      --------

Net addition (deduction)                      4,815,015      791,157     5,197     464,215        27,248       216,566

Net assets available for benefits,
  beginning of year                          19,521,390    8,705,360        --     357,847            --            --
                                            -----------   ----------    ------    --------       -------      --------

Net assets available for benefits,
  end of year                               $24,336,405   $9,496,517    $5,197    $822,062       $27,248      $216,566
                                            ===========   ==========    ======    ========       =======      ========

                                            Diversified                  Blue Chip   Aggressive      PIMCO
                                           International     Equity-       Growth      Growth        Total
                                                Fund       Income Fund      Fund        Fund      Return Fund      Total
Additions to net assets attributed to
  Contributions
    Employer                                  $21,681         $2,226      $36,453     $20,506       $ 9,302     $ 1,069,849
    Employee                                   19,139            142        2,389         954           610         355,021
  Net appreciation of the master trusts           302              7        1,548       1,295            14       6,073,130
                                              -------         ------      -------     -------       -------     -----------

                                               41,122          2,375       40,390      22,755         9,926       7,498,000

Deductions from net assets attributed to
  Benefits paid directly to participants
       or their beneficiaries                      --             --           --          --            --         979,885
  Administrative expenses                           2             --           --          --            --          65,635
                                              -------         ------      -------     -------       -------     -----------

                                                    2             --           --          --            --       1,045,520

Net transfers                                   2,118             --        8,752       4,095         1,539             (12)
                                              -------         ------      -------     -------       -------     -----------

Net addition (deduction)                       43,238          2,375       49,142      26,850        11,465       6,452,468

Net assets available for benefits,
  beginning of year                                --             --           --          --            --      28,584,597
                                              -------         ------      -------     -------       -------     -----------

Net assets available for benefits,
  end of year                                 $43,238         $2,375      $49,142     $26,850       $11,465     $35,037,065
                                              =======         ======      =======     =======       =======     ===========

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
-------------------------------------------------------------------------------

8. AMOUNTS ALLOCABLE TO EACH SEPARATE INVESTMENT FUND, CONTINUED

   The changes in net assets available for plan benefits of the various funds for the year ended December 31, 1997 are as follows:

                                                                          MONEY
                                                             Permag      Market
                                           Equity Fund     Bond Fund      Fund      Loan Fund       Total
Interest and dividend income                                                         $ 25,648    $    25,648
Employer contributions                     $ 1,047,532    $  448,942                               1,496,474
Net appreciation from Master Trust           4,236,274       658,696   $   77,982                  4,972,952
                                           -----------    ----------   ----------    --------    -----------
                Total additions              5,283,806     1,107,638       77,982      25,648      6,495,074

Deductions from net assets attributed to
      Participants distributions             1,456,133                    590,194      21,201      2,067,528
      Administrative expenses                  106,275                        850                    107,125
                                           -----------    ----------   ----------    --------    -----------
                Total deductions             1,562,408                    591,044      21,201      2,174,653
                                           -----------    ----------   ----------    --------    -----------
Net transfers                                 (407,898)                   426,612     (18,714)
                                           -----------    ----------   ----------    --------    -----------
Net increase (decrease)                      3,313,500     1,107,638      (86,450)    (14,267)     4,320,421

Net assets available for plan benefits,
  beginning of year                         16,207,890     6,333,890    1,350,282     372,114     24,264,176
                                           -----------    ----------   ----------    --------    -----------
Net assets available for plan benefits,
  end of year                              $19,521,390    $7,441,528   $1,263,832    $357,847    $28,584,597
                                           ===========    ==========   ==========    ========    ===========

DEXTER MAGNETIC'S EMPLOYEE RETIREMENT INCOME TRUST PLAN
LINE 27e--SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                      Description                                  Expenses Incurred              Current    Net
    Identity of       Relationship        of         Purchase   Selling    Lease     in Connection     Cost of   Value of    Gain
  Party Involved        to Plan       Transaction      Price     Price    Rental    with Transaction    Asset      Asset    (Loss)
Dexter Corporation   Administrator   Remittance of                                                     $13,809
                                     Employee
                                     Contributions

                                  Exhibit Index

Exhibit 23 - Consent of PricewaterhouseCoopers LLP, Independent Public
             Accountants